Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following are excerpts of remarks relating to the proposed merger of Williams Partners L.P. (“WPZ”) with and into Access Midstream Partners, L.P. (“ACMP”) presented during a publicly available conference call and webcast held by The Williams Companies, Inc. (“WMB”), WPZ, and ACMP on October 30, 2014. References to slides relate to the presentation filed on Form 425 by WMB and ACMP and on Schedule 14A by WPZ on October 30, 2014. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from conference call on October 30, 2014:

Alan S. Armstrong – The Williams Companies, Inc. – President & CEO

A major change is afoot as we combine both WPZ and Access into the large-scale natural gas infrastructure MLP. The team here at WPZ is very energized right now as we are on the verge of a major $1 billion boost in our annual cash flows, that we expect to come from three major projects, Geismar, Gulfstar and the Keathley Canyon Connector, all which have reached the commissioning stage here in the fourth quarter. We also are very excited to see volumes and profits beginning to rapidly escalate in the northeast operating area, as many projects have been commissioned here in October, and provide a little more detail on that later.

[…]

And of course, we continue to have a long stream of projects that are under construction that will keep this well-identified fee-based cash flows continuing to grow throughout our guidance period and beyond. The major changes that will be occurring within the new merged partnership are exciting in many ways. First, we will have the highest forecast distribution growth rate of any of the major MLPs. Second, our coverage will be above average for the same peer group, with an expected $1.1 billion of excess cash flow coverage through 2017. And the Access cash flows, along with our major new fee-based projects continue to dramatically reduce exposure to commodity prices.

The Access LP holders are about to see a 50% step-up in distributions to $3.65 in 2015, versus the forecasted $2.42 per LP in 2014. So truly a very exciting time here as we merge these MLPs, and really turn this into the MLP in the major integrated group, and particularly one that is well-positioned as we have talked about before, with its strategy that is so focused on natural gas. So there are many changes occurring, as these major tailwinds form, and this first big tranche of capital finally begins to bear fruit in a very game-changing manner against the traditional WPZ assets.

[…]

Moving on to slide 8 here, really exciting drivers for getting the merged MLP into the very, very strong and offensive posture, and getting our 2015 adjusted EBITDA of approximately $5 billion. As I mentioned earlier, a 50% move-up in the distribution for ACMP unit holders from the 2014 guidance, and a 30% increase over the 2015 distribution guidance. So we will have the best-in-class distribution growth at 10% to 12% through 2017, and with a very strong coverage ratio at or above 1.1, and about $1.1 billion of excess cash flow through 2017 that we expect to generate off of this strong business growth. We also will enjoy strong investment grade credit ratings, and very limited equity needs up against this current business plan, because our cash flows continue to grow, continue to expand our debt capacity very rapidly.

So really excited about how we have got this merged MLP positioned. It is strong from a strategy standpoint. It is very strong from a capability standpoint, and now financially extremely well-positioned for the environment that we are in.

Just to talk very quickly about a few of the synergies that we are seeing. One of the things we are really excited about is really looking for the very best capabilities exist between the two companies. One of the areas that we are really seizing on very quickly is Access’ well-honed, modular compression design, and so we are looking at that to be a major savings for Williams here, as we look to see the cost and the scale, frankly, that we gain by having all of the compression installation that both parties do, and being able to really be the low-cost provider of getting in that the field, in a very quick way that serves our customers. So great capabilities there by Access, that Williams is very rapidly adopting.

Likewise, up at the Bucking Horse plant, as I mentioned earlier Williams, of course, has great strength in the operations of processing facilities, and we are very rapidly bringing those alongside Access, and helping them get that plant up in a safe and reliable manner. And then one other area that I think is really impressive for us is the Access North Victory system, that lies just to the north and east of our OVM system is going to be the beneficiary of — provided that the transaction goes through, of Southwestern Energy’s acquisition of Marcellus acreage in that area. And we think that bodes very well in terms of having a new buyer in the area that is very excited about that acreage, and who has got the capital to bring to that. And of course, that system ties into our OVM system, and ultimately then would have access into the great Appalachian Connector project. So great example of how we are stringing together the synergies of our assets up there.

Moving on to slide 9, this is really impressive picture of valuation here at the new merged MLP. And so, what you have here is regression analysis between the distribution growth rate. And so, we have got the merged MLP here marked at 11%, and then on the Y axis you see the current yield. And of course, this shows that on a regression analysis basis, that the merged MLP should ultimately trade out at a sub 4% yield. Even at that yield, then you would see a — on this line, you would see a $94 unit price for the merged MLP.

And frankly, we think given the coverage ratio which is just above the average for this group, the strong credit rating that we have, and the tremendous strategy and clear line of growth, we think we actually ought to be trading below this line on the regression analysis. So really excited to see this valuation coming through, and we think the market is waiting to see some of these things like Geismar and Gulfstar get done, and those start to cash flow. And so, we think we are just on the verge of realizing this kind of value at our MLP.

[…]

Shneur Gershuni – UBS – Analyst

Good to see the progress that you have made with respect to coming to an end, and putting forward the Geismar project and closing up the merger. I was wondering if we can sort of transition on some questions more on a go forward basis? With the merged ACMP/WPZ combination, the — you have sort of mentioned in the past about a high percentage of EBITDA coming from fee-based source of revenues. When you think about the 2015 guidance, can you share with us some of the sensitivities around NGLs and lean margins you have baked in, in terms of the low and the high end of guidance, in terms of how we should be thinking about the commodity environment that we are currently in?

Don Chappel – The Williams Companies, Inc. – CFO

Shneur, this is Don, good morning. The combined MLP will be more than 80% fee based, since all of the Access business is in fact, fee based, and much of it under the cost of service or MVCs. There is really no direct commodity exposure there. So I think you can look solely at the Williams. And if you look in our data back on slide 85, you can see the sensitivity of to price changes on commodities. And again, I think we are fairly diversified on the commodity front. And again, it will represent less than 20% in 2015. And that percentage will likely continue to decrease, as we grow the fee-based business much more rapidly than the commodity side of the business.

Shneur Gershuni – UBS – Analyst

Great. And as a follow-up, I recognize the fact that you are expecting about $1 billion of cash flow coming in with some of the new projects slated to come on-line late this year. How do you think of your leverage and funding needs for the next several years, as you sort of think about the big capital projects and so forth? Is the expectation to fund it kind of on a 50/50 debt equity basis? I was just wondering if you could give us a little bit of color on just how you think of your current leverage (inaudible)?

Don Chappel – The Williams Companies, Inc. – CFO

Schneur, we would expect the merged partnership to maintain its kind of mid BBB investment. And to do that we will typically be somewhere around 4 times debt to EBITDA on a rating agency adjusted basis. So I think that will be the guide post. We think the business plan that we put forth, with the $5 billion of EBITDA and the 10% to 12% growth rate through our guidance period that ends in 2017, can be financed with a very modest amount of equity. Obviously, we have many more opportunities in front of us. Alan highlighted a couple of major ones. I would point out that those are fairly long lead time items. So something like the pipelines that Alan mentioned, with the kind of in-service dates, the financing for those is really out principally in 2017 and 2018.

[…]

Abhiram (Abhi) Rajendran – Credit Suisse – Analyst

Great. That is, yes, that’s very helpful. And then last one from me, coming back to the merger between the MLPs. So based on the previous iteration of the terms, I think you guys have put out figures expecting about a 1.2 times dividend coverage for MB in 2015 and 2016? And then on the revised terms, I think cash available after dividends comes in slightly lower. So if could you just give us some color on how to think about maybe the new excess coverage over the next couple of years, and any other puts and takes there?

Don Chappel – The Williams Companies, Inc. – CFO

Abhi, this is Don. In terms of the 1.2 times, we boosted the initial distribution I think before we said at least $3.49. We decided to go with $3.65, so quite a bit higher initial distribution. That reduced the coverage a bit, but the coverage is still well north of 1.1 times.

And in terms of the transaction, we shifted coverage from Williams to the merged partnership. We thought that was the right thing to do, to create the kind of valuation and the partnership to make it the lead entity to move Williams to a pure play GP holdco. Again, so we shifted the coverage to PZ again, the more than $1.1 billion of coverage over that three-year period. Took the coverage down at Williams, but nonetheless we still have over $300 million in cash coverage just in 2015 and 2016, really with no real need for that capital.

It is nice to have, and I am sure we will find a value adding use for it. But nonetheless, rather than run 1.2 times coverage of Williams without a clear need for the excess coverage, or having double coverage, in fact, with the partnership having coverage and Williams having coverage, we didn’t see that adding value. So again, really shifted coverage to be very substantial at the partnership, with again the industry-leading growth rate for large cap MLPs, and taking the coverage down at Williams to a level that we think is appropriate.

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Ted Durbin – Goldman Sachs – Analyst

Okay, great. And picking up on Christine’s questioning, with the MLP set to finalize the merger in just the next couple of months, have you had any formal discussions with customers about amending ACMP’s cost of service arrangements to dovetail with WPZ’s infrastructure in kind of a win-win manner?

Alan S. Armstrong – The Williams Companies, Inc. – President & CEO

I would just say — to answer to your question directly is no, but I would say that we see a lot of opportunity. We have had some very encouraging meetings with the Chesapeake team. And really honestly, pretty impressed frankly, by the attitude that Doug Lawler is bringing to that, and kind of a high trust relationship that we are used to working in, and one that we can really drive win-win solutions for each other in. And so, while we don’t have anything specific there, I would tell you I see a lot of opportunity between our companies to continue to expand our relationship in a way that is beneficial for both parties.

Ted Durbin – Goldman Sachs – Analyst

Great. And there has been some kind of strange trading between WPZ and ACMP, since you announced your finalized merger agreement. Can you discuss anything that would logically push this past the fourth quarter distribution record date, so that PZ would get the higher February payment versus the combined one?

Don Chappel – The Williams Companies, Inc. – CFO

It’s just a typical SEC process, so we will file the S-4 within the next couple of weeks. And then, it’s just a question of how quickly we get through the SEC It could move very quickly, or it could be a bit longer.

So that’s really the wild card, it is just really the SEC clearance process for the S-4. And as we indicated in our documents, Williams has sufficient votes to ensure that the vote is in favor of the merger. And, in fact, we have already committed to vote in favor of the merger. So there is no doubt as to the outcome. So it is really just the SEC S-4 clearance process.

[…]

Sharon Lui – Wells Fargo Securities – Analyst

Hello, good morning. Just following up on your previous comments, have you tried to quantify some of the commercial opportunities you expect to realize, and what type of upside that represents to maybe 2015 guidance for the merged MLP?

Alan S. Armstrong – The Williams Companies, Inc. – President & CEO

The only thing that we have put out there, Sharon, obviously, is that the merged MLP of $50 million savings. And I would tell you we think that is very achievable at this point. And we really haven’t though put a number to the commercial side, and I would tell you some of it will be pretty hard to characterize. For instance, if we are able to pick up volumes and develop a project like Atlantic Connector, based on some of those synergies, that is a longer term value proposition, but nevertheless valuable.

And so, we haven’t really put any kind of numbers to the commercial side of that yet. And as I said, it is such a fluid situation in terms of customer responses and so forth, that is going to be pretty hard for us to quantify. But we are certainly excited what we are seeing, and Jim Scheel, and John Seldenrust, who John runs that area for ACMP, are working very closely together to capture a lot of those. And I think both of them are pretty impressed with the amount of opportunities that we are seeing.

Sharon Lui – Wells Fargo Securities – Analyst

Okay, that’s helpful. And just one last one from me. For the drop down of the remaining Canadian assets, is there a specific reason why the drop would occur to WPZ versus the merged entity in 2015?

Don Chappel – The Williams Companies, Inc. – CFO

Sharon, this is Don, it could go either way. It is our expectation we will likely drop it to the WPZ. It will likely happen just prior to the merger, but it could happen concurrent with the merger. But it is something that we’ve got some flexibility on, but it is likely to be first of the year.

[…]

Chris Sighinolfi – Jefferies & Co. – Analyst

Okay, great. That’s helpful. I think sticking with Canada for a moment maybe, but shifting to Don, wondering about the pending drop-down of the project up there, given I guess, the fact that they are in-progress opportunities largely. Wondering if you could help us think about the potential multiple we might expect there? Obviously nothing specific, but we have seen in-progress opportunities be dropped at book value. Some companies talk about sort of flywheel effects that are generated from those in-progress opportunities, and sort of expand them up. So I am just wondering your thinking now, the Board’s thinking about the Canadian opportunities, in light of some of the challenges we have seen up there as of late?

Don Chappel – The Williams Companies, Inc. – CFO

Chris, what we are thinking is that the, aggregate portfolio of assets, both the project we mentioned, as well as a variety of other prospective projects which includes the Syncrude prospect, the Canadian PDH, Geismar 2. and the Gulf Coast pipelines, they are all held by Williams NGL & Petchem Services, would be dropped together. And we would drop those at about invested capital, so book value if you will. And that was part of our, I will say, negotiations as part of our merger.

[…]

Alan S. Armstrong – The Williams Companies, Inc. – President & CEO

Great. Thank you very much. Well, as you can see, this growth is right on the verge of here at WPZ. ACMP continues to perform extremely well, and the combination of these two great organizations is something to be very excited about.

However, as we think about all this growth, I think one thing I want to recognize to our investor base here, is the tremendous amount of toil and effort that goes on by these teams that are bringing these big projects in. It is not an easy job these days to work these projects, and do it in a safe manner. And there is all kinds of hurdles that are constantly facing these big projects, and these teams have stayed with it, and done their work in a safe and reliable manner. And I just want to say a big thanks, because of all these great rewards that we are able to offer back to our shareholders, are really coming through the efforts of our great operating teams, and our project management teams.

So I want to recognize the great effort that is going on there. So with that, thank you all very much for joining. Appreciate, as always the great questions, and we are really looking forward to really seeing this major powerhouse really starting to take off. Thank you very much.

Important Information:

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2013, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (“Williams”), Williams Partners L.P. (“WPZ”), and Access Midstream Partners, L.P. (“ACMP”) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing and expected timing of the proposed merger of ACMP and WPZ (the “Proposed Merger”);

•	The levels of dividends to Williams stockholders;

•	Expected levels of cash distributions and distribution coverage by ACMP and WPZ, or the merged partnership, with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The expected benefits of the Proposed Merger;

•	The expected timing of the drop-down of Williams’ remaining NGL & Petchem Services assets and projects;

•	Expected credit ratings;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	The credit ratings of ACMP or WPZ or the merged partnership determined by nationally-recognized credit rating agencies;

•	Availability of supplies, market demand, and volatility of commodity prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	Exposure to the credit risk of our customers and counterparties;

•	ACMP’s dependence on Chesapeake Energy Corporation, Total E&P USA, Inc., Mitsui & Co., Anadarko Petroleum Corporation and Statoil for a majority of its revenues;

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	The ability to recover expected insurance proceeds related to the Geismar plant;

•	ACMP’s dependence on Exterran Partners, L.P. for a significant portion of its compression capacity;

•	Our ability to operate assets on land owned by third parties or to access to third-party pipelines interconnected to our gathering systems;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

•	Development of alternative energy sources;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2014, ACMP’s annual report on Form 10-K filed with the SEC on February 21, 2014 as amended by its Form 10-K/A filed with the SEC on March 3, 2014 and each of their respective quarterly reports on Form 10-Q available from their offices or websites at www.williams.com, www.williamslp.com, and www.accessmidstream.com.